Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parallel Flight Technologies, Inc.
450 McQuaide Drive
La Selva Beach , CA 95076
https://parallelflight.com/

Up to $3,700,810.00 in Class B Common Stock at $10.00
Minimum Target Amount: $10,000.00

Company:

Company: Parallel Flight Technologies, Inc.
Address: 450 McQuaide Drive, La Selva Beach , CA 95076
State of Incorporation: DE
Date Incorporated: September 10, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Class B Common Stock
Offering Maximum: $3,700,810.00 | 370,081 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $490.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses

2022 CF Investor Bonus | 125% Bonus Shares

As you have previously invested in Parallel Flight Technologies 2022 Reg CF Campaign, you are eligible for additional bonus shares.

Time-Based Perks

Extreme Early Bird

Invest within the first 72 hours and 30% Bonus Shares.

Super Early Bird Bonus

Invest within the first 7 days and receive 25% Bonus Shares.

Very Early Bird Bonus

Invest within the first 30 days and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first 45 days and receive 15% Bonus Shares.

<u>**Amount-Based Perks**</u>

Gold Tier | $2,000+

Invest $2,000+ and receive 15% Bonus Shares.

Titanium Tier | $5,000+

Invest $5,000 and receive 20% Bonus Shares.

Pure Consciousness Tier | $10,000+

Invest $10,000 and receive 25% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.


<u>The 10% StartEngine Owners' Bonus</u>


Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10.00 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Parallel Flight is pioneering intelligent hover and vertical lift with sustainable, autonomous UAV solutions to save lives, property, and the environment. Our transformative Parallel Hybrid propulsion technology allows UAV platforms to carry heavy payloads for long durations and can be applied across multiple logistics verticals, including real-time and complex healthcare logistics, tactical support for wildland firefighters and first responders, industrial logistics and other mission-critical applications, globally.

In addition to our Parallel Hybrid Drive technology, we are building a proprietary technology stack, which incorporates AI, machine learning, and software-enabled capabilities to solve key customer challenges. Our analysis shows that solutions built on our technology stack will drastically outperform helicopter-based solutions with the potential to lower operational costs by 50-75% and reduce the carbon footprint of> 90% for many applications.

Our flagship aircraft, Firefly, is a UAS heavy-lift workhorse, designed to autonomously carry out critical missions for customers across several global industries. Unlike existing all-electric multirotor systems, Firefly is designed to carry and hover with 100 lbs of payload + fuel for 1.6+ hours. Firefly boasts true gas+electric redundancy and a ballistic parachute with the aim of making it the safest unmanned, vertical-lift platform on the market.

PFT is actively expanding its IP portfolio and has one issued patent on its core technology and three pending patents.

Competitors and Industry

Industries Served

Industries Served: Parallel Flight's technology addresses large markets across multiple verticals, totaling >150B+. These market segments include Wildfire + Land Management (TAM $23B), Powerline, Utility + Infrastructure (TAM $34B), Medical + Disaster Logistics (TAM $6B), Wind Turbines (TAM $36B), Precision Agriculture (TAM $5B), Remote Logistics (TAM $5B), Offshore (TAM $23B), Defense (TAM $26B).

Our technology has the potential to transform all of these markets by enabling heavy lift and long-range Beyond Visual Line of Sight (BVLOS), providing advanced solutions for infrastructure, renewable energy, construction, precision agriculture, environmental protection, and remote logistics. In addition, complex healthcare logistics will be able to apply our technology for more efficient and cost-effective delivery of critical medication, vaccines, biospecimens, and medical equipment such as defibrillators.

Competition

Competition: Parallel has several major competitors in the UAV market, including Schiebel (Helicopter-style UAS), Yamaha, and Griff. In addition, there are alternative platforms on the market (all-electric-multirotor, serial-hybrid-multirotor, fixed-wing-VTOLs), that don't meet mission requirements and can't hover more than 10-15 minutes with max payload. Parallel Flight's tech expands that hover capability to over 2-hours, which opens up possibilities for the use of heavy-lift UAS platforms in tactical industrial and many other use cases.

Compared to Helicopter-style UASs, which have extremely high costs of ownership, low utilization due to maintenance, and large footprints, Parallel Hybrid technology has low-lifetime costs, high utilization, and efficiency.

Current Stage and Roadmap

Funding

Since our first Reg CF round in 2019-2020, we have progressed from a prototype-level technology to a production-representative technology level. Our funding history includes the following equity sales and federal grants:

Family and Friends Round, 2018-2019

Initial funding to begin doing fundamental research with parallel hybrid propulsion technology.

Reg CF 1, 2019/ NASA SBIR, 2019 / Small Reg D Round

Funding to build the first working prototype and NASA support to develop a proprietary safety system.

Reg A+, 2021 / NSF, and USDA Phase 1 SBIRs

Support the building of production-representative aircraft. NSF funds were used for the development of initial simulation technology and USDA funding to investigate large-scale prescribed burn tech.

Reg CF 2, 2022 / USDA Phase 2

Support extensive aircraft and propulsion technology testing and customer demos. Begin planning aircraft certification. USDA funding to support the demonstration of large-scale prescribed fire.

RegCF 3, 2023 (This Round) / USDA Phase 2

Funding to support continued testing of aircraft samples, and gearbox samples, and funding to extend the runway for continued BD work and work to attract institutional funding.

Roadmap

In 2022 Parallel Flight performed extensive testing on our hybrid propulsion technology to ensure reliability. In addition, we released product sample 1 of our flagship aircraft, Firefly, and continued flight controller testing and mission development. We forged key commercial partnerships with Grayback Forestry and Aerospread, and also laid the groundwork for opening our offices in Europe and Canada.

In 2023 we plan on continuing testing of our Product Sample 1 Aircraft, building samples of our Product Sample 2, and kicking off Firefly Production if funding goals are met.

The Team

Officers and Directors

Name: Joshua Resnick

Joshua Resnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Technology Officer, President and Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Highest executive authority and decision maker for the company, and president of the board. Salary is $128,000 plus health coverage benefits. No equity compensation.

Other business experience in the past three years:

- **Employer:** Tesla Motors, Inc.
  Title: Lead EE on the Tesla Semi Truck Program
  Dates of Service: June, 2015 - January, 2019
  Responsibilities: Led the system architecture and low-voltage engineering efforts for the Semi Truck program, as well as working on many truck mechanical systems.

Name: David Adams

David Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: September, 2018 - Present
  Responsibilities: Overseeing hardware development and directing company operations. Compensation for this role is $132,000 per year plus health benefits.

- **Position:** Treasurer
  Dates of Service: September, 2018 - Present
  Responsibilities: Managing company finances.

Other business experience in the past three years:

- **Employer:** Verb Surgical
  Title: Sr. Systems Integration Engineer
  Dates of Service: November, 2017 - August, 2019
  Responsibilities: Integrating surgical robotics systems.

Name: Robert Hulter

Robert Hulter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Software and Controls
  Dates of Service: September, 2018 - Present
  Responsibilities: Responsible for development of software for unmanned systems. Compensation for this role is $132,000 plus health benefits.

- **Position:** Secretary
  Dates of Service: September, 2018 - Present
  Responsibilities: Taking board meeting minutes.

Other business experience in the past three years:

- **Employer:** OLT Solar
  Title: Sr. Electrical Engineer
  Dates of Service: January, 2010 - January, 2020
  Responsibilities: Designing solar cell robotics cells.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies,

especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $3,700,827.89 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. lf the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more

advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Parallel Flight Technologies Inc. was formed on 9/10/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Parallel Flight Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our drone product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns a patent, a number of Internet domain names and trade secrets and other intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in engineering, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. It is also possible that the Company could fail to retain key personnel or officers which could affect our operations or ability to execute our business plan. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), EASA (EUROPEAN AVIATION SAFETY AGENCY), CASA (Civil Aviation Safety Authority), TC (Transport Canada) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Hiring New Executives and Equity Incentive Plan

Our future success depends on the efforts of key personnel and our senior leadership team. As we grow, we anticipate the need to hire additional members of the senior leadership team. To attract top talent, we will need to offer key hires shares or share options or other forms of equity compensation which may be granted at a price per share that is more advantageous than the price per share for the Class B Shares issued in this offering. In addition to hiring new talent, we need to ensure that we retain our current talent as the company grows. To enable that talent retention, we will need to increase our current equity incentive plan.Both of these actions will have a dilutive effect on the overall shares held by the investors in this offering.

Future Contracting Arrangements

As we grow, we anticipate entering into a range of contractual arrangements which may necessitate a variety of forms of compensation. Such compensation will be directly linked to the potential economic success of the contractual relationship and may include a variety of compensation models including cash and/or equity.

Other Concurrent Funding Rounds

In order to meet what we reasonably believe is necessary for the ongoing growth and financial viability of the company, we anticipate the need to raise in the region of an additional $5m - $15m concurrent with but separate to this Reg CF funding round. The company will engage with private and institutional investors in an effort to raise these funds. The terms of such funding are yet to be negotiated, however, the price per share offered in any separate funding round(s) may be more advantageous than the price per share for [Class B Shares] issued in this offering. Such funding rounds will have a dilutive effect on the overall shares held by the investors in this offering.

Going Concern Risk Factor

There is substantial doubt about the Company's ability to continue as a going concern. During 2023 the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research, development, and testing stage and have only manufactured prototypes for our UAS products. Delays or cost overruns in the development of our UAS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, regulatory hurdles, and supply chain disruptions. Any of these events could materially and adversely affect our operating performance and results of operations.

Contracts under development and MOUs may not result in actual revenues

We are currently developing contracts with the USDA as well as other potential customers. These contracts may fail to materialize or we may fail to perform on certain terms of the contracts resulting in no revenue being realized. Also, our recently signed MOU with USAF provides no guarantee of a contract or revenue.

The Company is currently seeking specific contracts with certain customers that are not yet finalized.

The company has 48+ signed letters of intent from various potential customers who are interested in Parallel Flights technologies. Letters of Intent are not binding contracts. Our LOIs take into account multiple potential revenue streams of aircraft sales, aircraft leases, and aircraft maintenance which add to potential recurring revenue. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Currently, we are also specifically targeting contracts with USDA however these negotiations and Letters of Intent may never result in actual revenues.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Resnick	2,000,000	Class A Common Stock	24.2%

The Company's Securities

The Company has authorized Simple Agreement for Future Equity (SAFE), Class A Common Stock, Class B Common Stock, and SAFE Post-Money Valuation Cap with Discount . As part of the Regulation Crowdfunding raise, the Company will be offering up to 370,081 of Class B Common Stock.

Simple Agreement for Future Equity (SAFE)

The security will convert into Safe preferred stock (equity financing event), common stock (liquidity event) and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Note: Parallel Flight received $250,000 in SAFE's and subsequently, all but $10,000 opted to convert to shares. The face value of the note is 10,000 but with a discount rate of 85% it is recorded in the financials as $11,764. 10,000/.85= $11,764.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,716,543 outstanding.

Voting Rights

One vote per share of Class A Common Stock.

Material Rights

Stock Options

The Company has an Option pool in place for the grant of 700,000 options for Class A Common Stock, which were included in the total issued Class A Common Stock. To this date, the Company has granted 296,174 options.

Additional Class A Rights

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions. The Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock if such disparate dividend or distribution is approved in advance by the affirmative vote

Upon the dissolution, liquidation or winding up of the corporation, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 1,519,341 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters except that holders of Class B Common Stock are not entitled to a vote.⊠

Class B Common Stock may not be converted at the option of the holder.

All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors.

SAFE Post-Money Valuation Cap with Discount

The security will convert into Safe preferred shares and the terms of the SAFE Post-Money Valuation Cap with Discount are outlined below:

Amount outstanding: $112,000.00

Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $36,000,000.00
Conversion Trigger: Equity Financing

Material Rights

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

What it means to be a minority holder

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a

reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,754.39
  Number of Securities Sold: 814,855
  Use of proceeds: Prototype development and growing the staff
  Date: January 14, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $321,652.00
  Number of Securities Sold: 125,251
  Use of proceeds: Continued development and flight testing
  Date: July 24, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $6,103,433.15
  Number of Securities Sold: 1,333,873
  Use of proceeds: Continued product development and testing, as well as business development.
  Date: July 01, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,227,968.65

Number of Securities Sold: 59,131
Use of proceeds: The raise supported extensive aircraft and propulsion technology testing and continued R&D.
Date: June 28, 2022
Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $112,000.00
  Use of proceeds: R&D and/or other operating expenses
  Date: October 31, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to year ended December 31, 2021, and from inception on September 10th, 2018, as well as comparison to Year Ended December 31, 2022.

Revenue

For the 2022 Annual Period, our revenue was $292,599, compared to $233,349, for the 2021 Annual Period. Our revenue during both the 2021 Annual Period and the 2022 Annual Period is attributable solely to government grants. Other than grants, there was no other revenue as PFT was still focused solely on the R&D of its Parallel Hybrid propulsion technology and UAS platform.

Gross Margins

N/A as PFT is still pre-commercial.

Expenses

Throughout the 2022 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development. For the 2022 Annual Period, our operating expenses were $2,997,197, including $705,116 for general and administrative, $468,494 for sales and marketing, and $1,823,587 for research and development. For the 2021 Annual

Period, our operating expenses were $3,198,750, including $886,210 for general and administrative, $22,932 for sales and marketing, and $2,289,608 for research and development. Our operating expenses were higher during the 2021 Annual Period, primarily because of our increased research and development efforts, increase in our staff and our research and development expenses to achieve the following:

—Patent & IP related advances - PFT was awarded a patent, and given a favorable review for an international PCT filing.

—Ongoing testing and product launch - Completed 420 hours of PHEM power module testing and unveiled our production-intent Parallel Hybrid Electric Multirotor (PHEM) Power Module

—Released our Firefly Product Sample 1 and began HIL (Hardware-in-the-Loop) and mission testing

—Our ongoing test program is flying our drones fully autonomously with up to 100lbs of payload.

—Continue BD efforts in multiple verticals - Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities

Net Loss

Our net loss for the 2022 Annual Period was $2,704,598, compared to $2,965,401 for the 2021 Annual Period.

Historical results and cash flows:

Over the past 2 years R&D areas were the most cash-flow intensive. The cash for these activities was generated by selling equity and from federal SBIR grants. When Parallel Flight transitions from product development to manufacturing and product deployment, investors should expect to see revenue from sales. Due to the need to continue and expand testing, pay for aircraft certification costs, set up manufacturing, and scale operations globally, more cash will need to be raised by selling equity in the near term thus we expect historical results to be representative of what investors should expect for the near future until we are revenue generating.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 04/26/2023, the Company has capital resources available of $1,297,363 in the form of cash on hand and receivables.In addition, PFT is expecting to receive $175,000 in co-operative agreement funds, contingent on PFT achieving specific milestones.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign are needed for ongoing operations and scaling. Due to high demand, Parallel Flight Technologies is raising capital to accelerate the development and testing of its UAS product and hybrid technology. Our strategy focuses on rapidly achieving high product reliability through intensive testing and continuing to advance our manufacturing processes. We plan on using the funds from this campaign to support our flight testing and hybrid power module testing. We plan on raising additional funds in the future to support building out manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will help bridge the company to an institutional financing round. If the campaign raises the full amount, the capital will add to our current cash on hand. We also anticipate the possibility of receiving additional federal grant and contract money, as well as raising capital from institutional investors over the next 12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As of April 26th, 2023, if the Reg CF doesn't raise any incremental capital, we will be able to operate for approximately 5 months if no changes to cost structure were implemented.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal of $3,700,810, we will be able to operate for approximately 22 months, assuming current burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are planning to raise institutional capital concurrently with this campaign from private investors as well as after the campaign. No terms for such a raise have been decided yet.

Indebtedness

- **Creditor:** SAFE HOLDERS
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 15%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal

to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The face value of the note is 10,000 but with discount rate of 85% it is recorded in the financials as 11764. 10,000/.85 = 11,764.

- **Creditor:** Sand Hill Angles SAFE
  Amount Owed: $112,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 20%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

- **Creditor:** Jasmeet Lamba
  Amount Owed: $160,000.00
  Interest Rate: 0.0%
  During 2022, the Company entered into a consulting agreement. Under the agreement, the consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. As of December 31, 2022, the Company has accrued approximately $164,000 in relation to this contracted in accrued expenses in the accompanying balance sheet.

Related Party Transactions

- **Name of Entity:** David Adams
  Relationship to Company: Director
  Nature / amount of interest in the transaction: David and one of his relatives purchased a SAFE and then opted to covert the SAFE to shares.
  Material Terms: David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, which they have converted into Class A Common Stock in May 2021.

Valuation

Pre-Money Valuation: $82,358,840.00

Valuation Details:

The Company determined its pre-money valuation for this offering based on an analysis of multiple factors in the industry and the economy currently. Our last raise was valued at $175,318,370 which was the lower end of comparable companies at the time of the raise. See our previous filing (https://www.sec.gov/Archives/edgar/data/1788756/000166516022001135/offeringmemoformc.pdf) for a detailed determination of this valuation. Since that time, the macroeconomic environment has drastically deteriorated and early-stage valuations are taking a roughly 50% cut in valuation. In order to align with current prices, and remain attractive to institutional investors, we are valuing ourselves at $82,358,840.00 for this round.

Despite the macroeconomic headwinds and ongoing supply chain slowdowns, Parallel Flight has made significant progress since the close of the previous raise in June of 2022. This progress is the basis for our current valuation. These include key advances in our core Hybrid Power Module technology, ongoing testing of our Product Sample 1 aircraft, the design of our Product Sample 2 aircraft, as well as many business milestones. The following is a list of company progress since the close of the last round:

->Awarded a patent and unveiled our production-intent Parallel Hybrid Electric Multirotor (PHEM) Power Module

->Completed 420 hours of PHEM power module testing

->Released our Firefly Product Sample 1 and began HIL (Hardware-in-the-Loop) and mission testing

->Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities

->Added to our list of expert advisors from various industries, and have an incoming rotary wing executive

->Our ongoing test program is flying our drones fully autonomously with up to 100lbs of payload.

->Developed and released preliminary platform specs of our scaled-up platform, Superfly, with a target payload of aiming to carry 500lbs

-> Signed an MOU with US Air Force for an emergency blood delivery by UAV pilot program, highlighting PFT's key differentiators

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $122,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  41.0%
  Funds will be used to fund company operations. This includes expenses such as software, payroll for our business manager, and vehicles.

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $3,700,810.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  If we raise our maximum amount, the funds will be used to fund ongoing operations, aircraft flight testing, Hybrid Power Module testing, and business development efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://parallelflight.com/ (https://www.parallelflight.com/investor-information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parallel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parallel Flight Technologies, Inc.

[See attached]

PARALELL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

CONTENTS



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (a Delaware corporation, the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
April 25, 2023

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   *P:* 949.200.3280   *F:* 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

2

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEETS

| | December 31, | |
	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	1,056,902 $	2,262,190
Prepaid expenses	4,420	33,563
TOTAL CURRENT ASSETS	1,061,322	2,295,753
PROPERTY AND EQUIPMENT, NET	98,090	124,965
TOTAL ASSETS	$ 1,159,412 $	2,420,718
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	81,612 $	66,684
Accrued expenses	274,448	138,600
Deferred revenue	113,502	-
TOTAL CURRENT LIABILITIES	469,562	205,284
LONG-TERM LIABILITIES		
Simple agreements for future equity (SAFEs) - Note 6	123,764	11,764
TOTAL LIABILITIES	593,326	217,048
STOCKHOLDERS' EQUITY		
Class A common stock, $0.00001 par value-8,000,000 authorized;		
6,016,543 and 6,008,424 issued and outstanding, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized;		
1,519,627 and 1,453,795 issued and outstanding, respectively	15	14
Stock subscription receivable	(17,062)	(55,173)
Additional paid-in capital	7,753,848	6,724,946
Accumulated deficit	(7,170,775)	(4,466,177)
TOTAL STOCKHOLDERS' EQUITY	566,086	2,203,670
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,159,412 $	2,420,718

See accompanying notes to the financial statements

3

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,			
	2022		**2021**	
GRANT REVENUE	292,599	$		233,349
OPERATING EXPENSES				
General and administrative	705,116			886,210
Sales and marketing	468,494			22,932
Research and development	1,823,587			2,289,608
	2,997,197			3,198,750
NET LOSS	(2,704,598)			(2,965,401)
Weighted average loss per share of				
Class A and B common stock - basic and diluted	$ (0.36)		$	(0.42)
Weighted average shares outstanding of				
Class A and B common stock - basic and diluted	7,510,954			7,044,701

See accompanying notes to the financial statements

4

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A-Common Stock		Class B-Common Stock		Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	6,008,424	$ 60	313,569	$ 3	$ (49,921)	$ 2,253,958	$ (1,500,776)	$ 703,324
Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	1,117,869	11	(55,173)	5,221,448	-	5,166,286
Issuance of common stock for offering costs	-	-	22,357	-	-	-	-	-
Offering costs	-	-	-	-	-	(838,824)	-	(838,824)
Stock-based compensation	-	-	-	-	-	88,364	-	88,364
Net loss	-	-	-	-	-	-	(2,965,401)	(2,965,401)
Balance at December 31, 2021	6,008,424	60	1,453,795	14	(55,173)	6,724,946	(4,466,177)	2,203,670
Issuance of common stock for cash - Reg CF	8,119	-	59,131	1	(17,062)	1,091,092	-	1,074,031
Issuance of common stock for cash - Reg A	-	-	5,629	-	55,173	14,053	-	69,226
Issuance of common stock for offering costs	-	-	1,072	-	-	-	-	-
Offering costs	-	-	-	-	-	(174,743)	-	(174,743)
Stock-based compensation	-	-	-	-	-	98,500	-	98,500
Net loss	-	-	-	-	-	-	(2,704,598)	(2,704,598)
Balance at December 31, 2022	6,016,543	$ 60	1,519,627	$ 15	$ (17,062)	$ 7,753,848	$ (7,170,775)	$ 566,086

See accompanying notes to the financial statements

5

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,704,598)	$ (2,965,401)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation	26,875	22,057
Stock based compensation	98,500	88,364
Changes in operating assets and liabilities:		
Prepaid expenses	26,875	(26,774)
Accounts payable	17,196	32,178
Accrued liabilities	135,848	101,237
Deferred Revenue	113,502	(86,349)
Net Cash Used In Operating Activities	(2,285,802)	(2,834,688)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(98,433)
Net Cash Used In Investing Activities	-	(98,433)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from SAFE agreements	112,000	
Common stock issued for cash, net of offering costs	968,514	4,377,383
Net Cash Provided By Financing Activities	1,080,514	4,377,383
NET CHANGE IN CASH	(1,205,288)	1,444,262
CASH AT BEGINNING OF YEAR	2,262,190	817,928
CASH AT END OF YEAR	$ 1,056,902	$ 2,262,190

See accompanying notes to the financial statements

6

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. was founded on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company's proprietary heavy-lift technology. The Company's aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company's technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three level of inputs that may be used to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The Company has Simple Agreements for Future Equity ("SAFEs") which are considered level 3 liabilities. See Notes 5 and 6.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the United States of America and worldwide, along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed by using the straight-line method based on the estimated useful lives of the assets, which range from seven years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (ASC) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under the Financial Accounting Standard Board's (FASB) Accounting Standards Codification (ASC) section 815-10 and ASC section 815-40. No changes in the fair value of the SAFEs occurred during 2022. See Notes 5 and 6.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants are recognized in the period during the conditions under the grant have been met and the Company has made payment for the related expenses. Grant revenue was $292,599 and $233,349 for the years ended December 31, 2022 and 2021, respectively, based on the costs incurred to date in relation to the overall grant expected expenditures. In relation to grant revenue, as of December 31, 2022 and 2021, the Company deferred $113,502 and $0, respectively, related to receipt of funds in advance of completing performance obligations under the agreement. While grant revenue comes from limited sources, Management does not believe the loss of such revenues would have a material effect on the Company's operations.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These cots are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $1,823,585 and $2,289,608 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2022 and 2021, was approximately $1,801,000 and $1,333,000, respectively, which primarily consists of net operating loss carry forwards and capitalized R&D. As of December 31, 2022 and 2021, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2022 and 2021, the Company recorded an increase to valuation allowance for approximately $468,000 and $859,000, respectively.

At December 31, 2022 and 2021, the Company had federal and state net operating loss carry forwards of approximately $4,714,000 and $4,466,000, respectively. The CARES Act amended rules related to the Company's federal net operating losses allowing for the NOLs to be carried forward indefinitely. The California net operating losses expire on various dates through 2042.

At December 31, 2022 and 2021, the applicable federal and state rates used in calculating the deferred tax provision was 28%. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States of America (the "US") and files tax returns in the US Federal jurisdiction and California state jurisdiction. The Company is subject to US Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company is not currently under examination by any tax authority.

9

Stock-Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee's requisite vesting period and over the non-employee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share
The Company computes net income per share of Class A and Class B common stock combined, as the each class of stock has identical rights and privileges, except for voting rights (Note 8). Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's Equity Incentive Plan (Note 9) and its convertible SAFEs (Note 6).

Concentration of Credit Risk
The Company's financial instruments include cash.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash. The Company limits its exposure to credit risk surrounding cash by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

New Accounting Standards
The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $2,704,598 and $ 2,965,401, and has net cash used in operating activities of $2,285,802 and $2,834,688 for the years ended December 31, 2022 and 2021, respectively. The Company requires additional capital to enable its business objectives and continue technology development. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	December 31,	
	2022	**2021**
Automotive equipment	$ 57,554	$ 57,554
Machinery and equipment	92,584	92,584
	150,138	150,138
Less accumulated depreciation	(52,048)	(25,173)
	$ 98,090	$ 124,965

Depreciation expense for the years ended December 31, 2022 and 2021 was $26,875 and $22,057 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 – Fair Value Measurements

The Company's SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs.

There were no changes in fair value during the years ended December 31, 2022 and 2021, in level 3 liabilities measured at fair value on a recurring basis. A rollfowards of SAFE liabilities is as follows:

	December 31, 2022	December 31, 2021
Balance at beginning of period	$ 11,764	$ 11,764
Issuances	112,000	-
Balance at end of period	$ 123,764	$ 11,764

NOTE 6 – Simple Agreements for Future Equity (SAFEs)

As of December 31, 2021, the Company SAFEs totaling $11,764 outstanding. During 2022, the Company issued $112,000 in new SAFEs.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of December 31, 2022 and 2021, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

During 2022, the Company entered into a consulting agreement. Under the agreement, the consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. As of December 31, 2022, the Company has accrued approximately $164,000 in relation to this contracted in accrued expenses in the accompanying balance sheet.

NOTE 8 – Stockholders' Equity

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights. At the direction of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (See Note 9).

During the years ended December 31, 2022, the Company issued 8,119 Class A Common Stock shares to correct shares issued from prior raises. The Company received approximately $2,500 related to this as one investor had not cleared compliance. The funds were received in 2022.

During the year ended December 31, 2022, the Company sold 59,131 Class B Common Stock shares through a Regulation Crowdfunding offering for gross proceeds of $1,091,093. Of these funds, $17,062 represents a subscription receivable as of December 31, 2022.

During the years ended December 31, 2022 and 2021, the Company sold 5,629 and 1,117,869 Class B Common Stock shares through a Regulation A offering for gross proceeds of $14,053 and $5,221,459, respectively. Of these funds $0 and $55,173 represents a subscription receivable at December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, the Company incurred offering fees of $174,743 and $838,824, respectively, in connection with the various offerings described above. In addition, during the years ended December 31, 2022 and 2021, the Company issued 1,072 and 22,357 shares, respectively, to one of the funding intermediaries which both increases and decreases additional paid-in-capital for no net effect.

During 2022, the Company granted 25,000 shares of Class B common stock to two individuals under restricted stock awards. The grants have taken a form similar to a restricted stock unit and the shares have not yet been issued. The Company determined the fair value of these awards was $116,750 based on the fair value of the stock on the date of the grant. The awards vest over two to four years based on completion of service. During 2022, the Company recognized $38,698 in general administrative expense related to the vesting of these awards. Future expense of approximately $78,000 will be recognized over approximately 2.2 years.

PARALLEL FLIGHT TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 9 – Stock-Based Compensation

The Company adopted its 2020 Equity Incentive Plan (the Plan) during 2020. The Plan enables the Board of Directors to utilize various forms of equity awards as defined by the Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan. Based on options outstanding under the plan at December 31, 2022, the Company has 342,877 shares available under the Plan.

During the years ended December 31, 2022 and 2021, the Company granted 5,000 and 114,817 stock options under the Plan. Stock option activity under the Plan is as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)
Outstanding at December 31, 2020	277,437	$ 1.40	9.5
Granted	114,817	4.67	-
Outstanding at December 31, 2021	392,254	$ 2.36	8.7
Granted	5,000	4.67	-
Forfeited	(40,131)	4.67	-
Outstanding at December 31, 2022	357,123	$ 2.06	7.5
Exercisable at December 31, 2022	322,302	$ 1.77	6.8
Vested or expected to vest at December 31, 2022	357,123	$ 2.06	7.5

The intrinsic value of vested options at December 31, 2022 is approximately $6,016,000. The weighted average grant date fair value per stock option granted during 2022 and 2021 was $1.84 and $1.82, respectively. Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2022 and 2021, was $59,833 and $88,364, respectively, and is included in general and administrative expense in the accompanying statements of operations. The Company has approximately $64,000 in unrecognized stock-based compensation that is expected to be recorded over a weighted average period of approximately 2 years. The estimation of fair value of all options granted by the Company in 2022 and 2021 is computed based on the Block-Scholes option pricing model with the following range of assumptions:

Average risk-free rate	0.73-1.46%
Expected volatility	40%
Expected life	6 years
Dividend yield	-

The Company recognized stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The dividend yield assumption for options granted it based on the Company's history and expectation of dividend payouts. Forfeitures are recognized as they occur.

NOTE 10 – Subsequent Events

During 2023, the Company commenced a raise under Regulation Crowdfunding. Through the date of these financial statements, the Company has sold approximately 70,042 shares of Class B Common stock for gross proceeds of approximately $372,000 before offering costs.

The Company's management has evaluated subsequent events from the balance sheet date through April 25, 2023, the date the at which the financial statements were available to be issued, and determined there are no other items to disclose.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]




20 DAYS LEFT ⓘ

INVEST IN PARALLEL FLIGHT TECHNOLOGIES TODAY!

Autonomous Systems to Save Lives, Property, and the Environment

At Parallel Flight Technologies, we design autonomous drones that deliver heavy payloads with precision and speed, with partnerships across the globe and 48+ LOI's signed. *Pleas...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$545,515.75 Raised

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   REWARDS   DISCUSSION >

REASONS TO INVEST

✓ INNOVATIVE TECHNOLOGY: Our NASA, NSF, and USDA-funded technology allows our autonomous aircraft to achieve exponentially longer flight times with a heavy payload vs. existing technology.

✓ LARGE MARKET POTENTIAL: Backed by over $9 Million of previous investments, our technology addresses several large markets across multiple verticals, totaling over $150 billion, focusing primarily on life-saving applications such as wildfire prevention and blood delivery.*

Invest Now
$10.00 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$8,401,156.19

RAISED ⓘ   INVESTORS
$545,515.75   **273**

MIN INVEST ⓘ   VALUATION
$490   **$82.36M**

INVEST IN PARALLEL FLIGHT TECHNOLOGIES TODAY!

Autonomous Systems to Save Lives, Property, and the Environment

At Parallel Flight Technologies, we design autonomous drones that deliver heavy payloads with precision and speed, with partnerships across the globe and 48+ LOI's signed. *Pleas...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$545,515.75 Raised

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   REWARDS   DISCUSSION >

REASONS TO INVEST

✓ INNOVATIVE TECHNOLOGY: Our NASA, NSF, and USDA-funded technology allows our autonomous aircraft to achieve exponentially longer flight times with a heavy payload vs. existing technology.

✓ LARGE MARKET POTENTIAL: Backed by over $9 Million of previous investments, our technology addresses several large markets across multiple verticals, totaling over $150 billion, focusing primarily on life-saving applications such as wildfire prevention and blood delivery.*

✓ STRONG TEAM: Our CEO is a former Tesla Semi-Truck electrical engineering leader, and our leadership team is composed of deep-tech founders with experience developing robotics, drone swarms, machine vision and global operational experience deploying helicopter solutions.

Invest Now
$10.00 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$8,401,156.19

RAISED ⓘ   INVESTORS
$545,515.75   **273**

MIN INVEST ⓘ   VALUATION
$490   **$82.36M**



deploying helicopter solutions.

*Market information provided below

THE PITCH

We are pioneering intelligent hover and vertical-lift with sustainable, autonomous UAV solutions to save lives, property and the environment. Our transformative Parallel Hybrid propulsion ... reduction and 50%-75% reduction of operating costs vs helicopters for many applications. Please note all aircraft is in the prototype phase and not yet currently available on the market.

Success since our last raise:



Issued a patent and unveiled our production Parallel Hybrid Electric Multirotor (PHEM) power module

Completed over 420 hrs of progressive Power Module testing

Released our Firefly product sample 1 and began HIL (hardware in the loop) and mission relevant testing

Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities

Expanded into Europe and Canada, with more planned international expansion on the horizon

Added to our list of expert advisors from various industries, and have an incoming rotary wing executive

Our ongoing test program is flying our drones fully autonomously

Developed and released preliminary platform specs of our scaled up platform, Superfly, with the target of carrying 500lbs

Signed an MOU with with US Air Force for an emergency blood delivery by UAV pilot program, highlighting PFT's key differentiators

Aircraft is in prototype phase, Firefly is not currently available on the market.

Leadership

Joshua Resnick
CEO/CTO

Led the system architecture and electrical engineering for the Tesla Semi Truck

Bobby Hulter
Director of Software + Controls

A broad background spanning physics and machine vision

David Adams
Director of Operations

Worked in semiconductor fabrication and drone swarm research with the NAVY

Our Drones Deliver Heavy Payloads with Precision and Speed

Our transformative Parallel Hybrid propulsion technology allows drones to carry heavy payloads exponentially longer than current technology, and can be applied across multiple global logistics verticals, including real-time and complex healthcare logistics, tactical support for firefighters and first responders, industrial logistics, military, and other mission-critical applications. With 48+ signed LOI's (Letters of Intent) and multiple key alliances with global partners, we are focused on testing and commercialization of our technology. Please note our LOIs take into account multiple potential revenue streams of aircraft sales, aircraft leases, and aircraft maintenance which add to potential recurring revenue."

Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.



Aircraft is in prototype phase, Firefly is not currently available on the market.

THE PROBLEM & OUR SOLUTION

Addressing the Key Limitations of Autonomous Drones



Vertical lift operations are extremely high risk, expensive and require multiple personnel to complete industrial missions. Autonomous aircraft provide promising solutions, but are held back by key limitations: electric drones can only fly for <15 minutes when carrying a heavy payload, gas-powered are able to fly longer but are not designed for heavy payloads, autonomous helicopters have high operating costs and low asset utilization and forward flight tech does not have continuous hover capability.



Aircraft is in prototype phase, Firefly is not currently available on the market.

Our flagship aircraft, Firefly, is designed to carry and hover with 100 lbs of payload for up to 100 minutes. Our technology stack includes our proprietary Parallel Hybrid Drive, advanced simulation, and software-enabled capabilities to dramatically outperform existing solutions in terms of safety and flight-time with a heavy payload. This aircraft has the functionality to be programmed from a ground station or be remote-controlled by a pilot, and then autonomously perform the mission.



Aircraft is in prototype phase, Firefly is not currently available on the market.

We have also begun initial design for a scaled up platform, named Superfly, which will be capable of carrying up to 500 lbs.



Aircraft is in prototype phase, Firefly is not currently available on the market.

As an OEM (Original Equipment Manufacturer), we are planning for recurring revenue streams by selling drone services, full-stack aircraft solutions, maintenance plans, operator training, customized propulsion systems, custom AI powered software solutions, and engineering services. Our initial customers are federal, state, and municipal agencies tasked with wildland firefighting, private contractors that provide wildfire services, defense, healthcare and industrial logistics, and customers from other industrial verticals.

We will also provide drone service operations for customers who are buying Drone as a

Service (DaaS) contracts. Aircraft purchased outright will have a service plan associated with the aircraft. Both the aircraft sales (with service contract) and contract models are planned sources of recurring revenue for Parallel Flight.



*Aircraft is in prototype phase, Firefly is not currently available on the market.

THE MARKET & OUR TRACTION

Global Market Penetration Across Multiple Verticals



Our technology addresses large markets across multiple verticals, totaling over $150 billion. These market segments include:

- Wildfire + Land Management $23B
- Powerline, Utility, + Infrastructure $34B (source)
- Medical + Disaster Logistics $6B (source, source)
- Wind Turbines $36B (source)
- Precision Agriculture $5B (source)
- Remote Logistics $5B (source)
- Offshore $23B (source)
- Defense $26B (source, source)

We are pleased to say that PFT's solutions contribute to multiple Sustainable Development Goals set forth by the United Nations.

Tackling Wildfire



*Aircraft is in prototype phase, Firefly is not currently available on the market.

Wildfires are an urgent public safety crisis that has been exacerbated by environmental problems. In 2021, they emitted the equivalent of 6450 megatons of CO_2, roughly 13% of global greenhouse emissions (source). In addition, every year, thousands become victims of wildfires and there is a constant search for new technology that will assist in combating these fires.



*PFT test drone carrying the IGNIS 4K prescribed burn payload for testing.
*Aircraft is in prototype phase, Firefly is not currently available on the market.

Our UAS will provide enhanced proactive prescribed burn capabilities for fire prevention, as well as crucial staging and tactical resupply of hoses, tools, fuel, food, water, etc. for firefighting personnel on the front lines battling wildfires. The aircraft will also be able directly drop water and retardants on or around spot fires when manned aircraft are grounded due to heavy smoke or during the night. Autonomous capabilities allow our UAS to perform the "dark and dangerous" missions that include low and slow flying operations, night operations, and low visibility operations through smoke or fog that put pilots and personnel of manned aircraft at highest risk. Our goal is to provide the wildfire community with additional aerial support capabilities so that fire bosses can keep their aircrews safe.





**Aircraft is in prototype phase, Firefly is not currently available on the market. We have signed 48+ LOIs in initial interest for our technology and we have valued their potential revenue at over $600 million. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Please refer to our Forward-Looking Information Legend at the bottom of this page and refer to the risk factors in our offering materials.*

Blood Delivery by UAV

In the event that our warfighters are injured in the battlefield, there is a need to rapidly deploy medical support, including the pre-positioning and delivery of blood and other critical supplies to wounded personnel in the field. At present, these delivery logistics are severely limited, with ~55% of delays due to failed/canceled airdrops, severe weather, hostile action, or extreme risk. This results in an 80% blood wastage rate caused by just-in-case inventory.

A UAV such as Firefly, with increased flight range, lift, agility and small footprint, would increase the success of the mission within the coveted "Golden Hour" with reduced cost and lower risk to human life. The use of a heavy-lift drone would reduce pre-positioned blood inventory by ~75%, offer a ~15-20 minute reduction in turnaround time, and provide a reduction in operating cost up to 33x.


$600M Value of signed LOIs
Received grants from
NASA
NSF
USDA

*Aircraft is in prototype phase, Firefly is not currently available on the market. We have signed 48+ LOIs in initial interest for our technology and we have valued their potential revenue at over $600 million. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Please refer to our Forward-Looking Information Legend at the bottom of this page and refer to the risk factors in our offering materials.

Parallel Flight has received grants from government entities such as NASA, NSF, and the USDA. We continued to see progressive traction from senior level decision makers across mega/large cap, mid-sized businesses and governments.

We have signed 48+ LOIs in initial interest for our technology and we have valued their potential revenue at over $600 million. Please note our LOIs take into account multiple potential revenue streams of aircraft sales, leases, and maintenance which add to potential recurring revenue over a three-year time period. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Please refer to our Forward-Looking Information Legend at the bottom of this page and refer to the risk factors in our offering materials. The Company currently estimates its visible commercial opportunities to be approximately $2BN and aims to capture a portion of this market. Additionally, we are engaged with strategic industry partners across multiple verticals, including Drone Amplified, Allied Disaster Defense, Colorado Center of Excellence, Island Conservation Group, and Grayback Forestry. As for the future, we are incorporating subsidiaries, globally.


Canada
Europe
United States
India
MEA
APAC

**Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.*

WHY INVEST

The future of heavy lift


Join us on our mission to save lives, property, and the environment

*Aircraft is in prototype phase, Firefly is not currently available on the market.

We are striving to build a company that will reflect our values for years to come by applying

our technology to use-cases for public good . Whether it is making firefighting safer and more effective, delivering supplies after a natural disaster, performing search and rescue, or assisting our warfighters by delivering critical medical supplies to remote locations, our technology will be used to save lives in dangerous situations.

With the support of our family of 5000+ investors, we've been able to make significant strides and achieve huge milestones, but in the spirit of always pushing forward, we have so much more to accomplish! We hope you will join us (or rejoin us, for those who have been on this ride since the beginning) on this exciting journey to save lives, property, and the environment!

Parallel Flight Technologies 17b Disclosure

ABOUT

HEADQUARTERS
450 McQuaide Drive
La Selva Beach , CA 95076

WEBSITE
View Site

At Parallel Flight Technologies, we design autonomous drones that deliver heavy payloads with precision and speed, with partnerships across the globe and 48+ LOI's signed. *Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.

TEAM



Joshua Resnick
CEO and CTO

Joshua brings a passion for groundbreaking technology and years of hybrid and electric powertrain expertise to Parallel. Prior to Parallel, he led system architecture and electrical engineering for the Tesla Semi Truck program. Before moving to California, he led state-funded research for the State of Alaska developing hybrid electric commercial fishing boats. When he is not designing the future, Joshua enjoys flying RC helicopters and hiking with his family





David Adams
Director of Operations and Treasurer of the Board

David began his career aboard nuclear submarines and is an engineer qualified officer. Following this, he supported Naval research into drone swarms. After leaving the Navy, David focused his career on robotic systems integration and design. He has worked in both the semiconductor fabrication field and in surgical robotics. When he is not designing heavy lift drones, David enjoys snowboarding and camping with family and friends.



Bobby Hulter
Director of Software and Controls and Secretary

Bobby has a broad background spanning physics as well as several engineering disciplines. His main focus has been on machine vision and software. He has applied these skills to industrial robotics systems for solar cell manufacturing. Bobby's primary job is engineering solar manufacturing robotics, he currently devotes 20 hrs per week at Parallel. He will be full time when we have raised sufficient funds. When he is not writing code for heavy lift drones, he enjoys camping with his family.





Mark Bathrick
Adviser

Mark is a retired senior executive who developed and directed the U.S. Department of the Interior's award-winning "Drones for Good" program. He recently retired as the Director of the Office of Aviation Services for the Dept. of the Interior. He is a recipient of the 2017 Commercial Drone Alliance Industry Heroes Award and was listed in 2018 by Commercial UAV News as a Top 7 Drone Visionaries. Mark is also a Top Gun graduate and former test pilot for the Navy with 30+ years of UAS testing, acquisition, management, and operations experience.





Chris Krajewski
Adviser

Krajewski's career spans over 35 years in the aviation and energy markets, including 24 years at CHC Helicopters, one of the largest helicopter operators worldwide. Chris has held senior leadership positions in the operations and commercial departments for CHC Helicopters and Heliconia Group, directing business units in Brazil, Europe, Africa, the Middle East, Australia and Asia-Pacific. Additionally, he has led global business development initiatives with a focus on pursuit of diversification into new markets. Most recently, he founded Vertical Solutions, an aerospace consulting and advisory firm.





Ret. Chief Scott Watson
Adviser

Scott devoted close to 40 years in the fire service, starting with the US Forest Service and retiring from CAL FIRE as a Battalion Chief. As an aerial firefighter, he has over twenty years in tactical helicopter operations.







Dorian West
Technical Adviser

Dorian brings 25 years of engineering experience developing complex electromechanical systems. He was an early employee at Tesla and held leadership roles for 15 years, spanning battery engineering, powertrain system development, and vehicle prototyping. He has a passion for sustainability, and he recently launched his own startup focused on decarbonizing the industrial sector.





Tyler Campana
Mechanical Engineer Intern

Tyler is a recent graduate from California State Polytechnic University, Pomona, with a bachelor's degree in Mechanical Engineering. While completing his degree, Tyler flew drones professionally in the photography and cinematography field.



Al Schoepp
Technical Adviser

Al Schoepp has over 35 years of experience in product and technology development, previously holding lead engineering roles in the semiconductor industry. He recently retired from his Senior Technical Director role at LAM Research after spending 29 years at the company focusing on new product development and semiconductor equipment development.



Zane Schmidlen
UAV Flight Operator

Zane is a recent San Jose State graduate, majoring in Aviation with a minor in Business. He has his commercial pilot's license and is working on becoming a flight instructor. In his free time, he enjoys classic cars and flying RC aircraft.



Kasey Krape
Parallel Flight Fellow

Kasey brings experience from Tesla as a Senior Manager of Global Inside Sales, Global Customer Experience, and senior staff manager for Strategy and Business Development for the Tesla Semi Truck program. She currently is a Sr. PM for Retail Operations and Global Product Launch at Apple.



Mike DelPrete
Parallel Flight Fellow

Mike is an experienced entrepreneur having founded and successfully sold Agora Studios. Following this he led strategy and then became Head of Ventures for Trade Me. Today he is an advisor to tech companies worldwide.



Shannon Knudsen
Director of Strategic Projects

Shan has over 14 years of experience helping small businesses, non-profits, and universities procure and manage funding from myriad sources, including a proven track record winning SBIR/STTR funding, including 4 SBIR's for Parallel Flight.



Paul Kele
Sr. Mechanical Engineer

Paul has nearly 20 years of mechanical and product engineering experience with a wide background in thermoplastics and injection molding. He is a graduate of San Jose State University and has a broad understanding of fabrication and design for manufacturing.



Gregory Bringedahl
UAV Prototype Lead Technician

Greg is an aviation maintenance professional with over 10 years of experience, which he gained in the field from the US Air Force and as a civilian DOD contractor. He has an extensive background in manned aircraft maintenance and over 2,500 hours of drone flight experience.



Seraphim McGann
Sr. Test Engineer

Seth enjoys working on electronics prototyping, embedded systems, data acquisition and analysis. He is also a very experienced coder with deep firmware experience.



Luis Barragan
Electrical Engineer

Luis is a recent graduate of the University of California, Santa Cruz, with a Bachelors in Electrical Engineering. At UCSC, Luis was part of the university's first FSAE program and CubeSat program.



Maxwell Kauker
Mechanical Engineer

Max is a graduate of Embry-Riddle Aeronautical University, holding a degree in Mechanical Engineering with a concentration in propulsion. He was a member of the university's rocketry club and previously interned at PFT.



Noah Perez
Aerospace Engineer

Bio: Noah is a recent graduate of San Jose State university with a bachelors degree in aerospace engineering. During his studies, he focused on projects concerning control systems, rocketry, and formula SAE.



Sarah Abdi
Head of Marketing

Sarah has a passion for revolutionary technology. Experience across multiple marketing disciplines in the Aerospace sector and a keen awareness for market needs, she leverages her background in strategic communications to showcase products and technology in the right light.



Sara Lunsford
Business Project Manager

Sara has an extensive background in business operations and bookkeeping, with over 15 years of experience in project management roles. She supports accounting, human resources and business development projects for PFT.



TERMS
Parallel Flight Technologies

Overview

PRICE PER SHARE	**VALUATION**
$10	$82.36M
DEADLINE	**FUNDING GOAL**
May 17, 2023	$10k - $3.7M

Breakdown

MIN INVESTMENT	**OFFERING TYPE**
$490	Equity
MAX INVESTMENT	**ASSET TYPE**
$3,700,810	Common Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
1,000	Class B Common Stock

MAX NUMBER OF SHARES OFFERED

MAX NUMBER OF SHARES OFFERED

370,081

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY"S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses

2022 CF Investor Bonus | 125% Bonus Shares

As you have previously invested in Parallel Flight Technologies 2022 Reg CF Campaign, you are eligible for additional bonus shares.

Time-Based Perks

Extreme Early Bird

Invest within the first 72 hours and 30% Bonus Shares.

Super Early Bird Bonus

Invest within the first 7 days and receive 25% Bonus Shares.

Very Early Bird Bonus

Invest within the first 30 days and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first 45 days and receive 15% Bonus Shares.

Amount-Based Perks

Gold Tier | $2,000+

Invest $2,000+ and receive 15% Bonus Shares.

Titanium Tier | $5,000+

Invest $5,000 and receive 20% Bonus Shares.

Pure Consciousness Tier | $10,000+

Invest $10,000 and receive 25% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10.00 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

NEW UPDATES

04.25.23

Using our tech to tackle global renewable pain points

At Parallel Flight we have numerous applications of our technology that allow us to make steps forward in SAVING THE ENVIRONMENT. This one specifically is how we are assisting global renewable operators to increase efficiency and reduce carbon emissions of their turbine blade maintenance.

In the U.S. alone there are currently 70,800 wind turbines, and over 341,000 in the world (most turbines have 3 blades), with more being added each year. The maintenance of the blades on each of these turbines is extremely onerous and time consuming.

By utilizing Parallel Flight's heavy lift UAS solution, over helicopters (which are cost prohibitive and not scalable), there are significant advantages that allow operators to scale their operations quickly.

We have been asked to evaluate a solution for a large global customer in the space, and are making steps towards providing a customized solution that will provide 75% cost reduction and ~87% reduction in carbon emissions to their current operations.

We will be keeping all of you apprised of our developments on this front!


SOLUTION IMPACT: GLOBAL RENEWABLES
Customer Pain Point - A global renewables operator requires maintenance for turbine blades at scale (>300K blades/year)
Can be carried by helicopters but is cost prohibitive and not scalable.
PFT was asked to evaluate a UAS solution.
PFT's solution offers significant advantage and can be scaled quickly.
~75% cost reduction & ~87% reduction in carbon emissions
Increased availability ~95% vs. ~70% for helicopters
Custom payload positioning solution
Reduced crew requirements & operational resources
PARALLEL

We have big things coming down the pipeline (that we plan to announce soon) -- this is your chance to secure your investment in a company with massive potential. Take your stake before it's too late!



ROUND CLOSING
VERY SOON - SECURE YOUR INVESTMENT NOW!

PRESS

SiliconValley.com
Heavy-duty drones take flight to combat California wildfires
View Article

sUAS News
Former Tesla Director of Engineering and Former LAM Research Technical Director Join Parallel Flight Technologies' Advisory Board
View Article

Santa Cruz Tech Beat
Are Parallel Flight Technologies' drones being used to start fires?
View Article

Monterey Bay Drones Automation & Robotics Technology
2019 Monterey Bay DART Symposium Highlights Reel
View Article

The Weather Channel
Inventing a Better Way to Fight Fires
View Article

Show More Press

ALL UPDATES

04.21.23

Preventing extinction with out tech

One of our key missions at Parallel Flight is to SAVE THE ENVIRONMENT. How are we tackling this mission? One way is our recently signed interagency cooperative agreement with USDA Wildlife Services. This is a paid program, where we will be retrofitting out Firefly UAV to focus on different biodiversity initiatives across various remote islands in the Pacific.

Islands represent the greatest concentration of both biodiversity and species extinctions around the world. Invasive species (like rats) are implicated in 86% of all recorded extinctions. Making this interagency cooperative agreement is a huge step forward for Parallel Flight, because agencies are eager to find ways to increase safety measures for pilots and crew and reduce costs. Running a mission with an autonomous aircraft such as the PFT Firefly has the potential to relieve these pain points.

The USDA Wildlife Services is eager to develop an autonomous solution to replace traditional aircraft where possible for dangerous missions.

USDA Wildlife Services chose Parallel Flight for this cooperative agreement because of our aircrafts unique combination of lift, endurance, and portability. This speaks volumes to the value proposition of our tech, and also showcases a huge growth potential for expanded use cases of our technology such as wildlife assessment, disease management operations (think rabies vaccinations) and more.

The success of this program culminates in the development and deployment of a novel delivery solution with the potential to significantly impact conservation efforts to prevent extinctions by encouraging marine resilience, restoring island communities, promoting thriving ecosystems and fighting climate change.

Stay tuned for more ways that we are making positive impacts around the globe.



SOLUTION IMPACT: PREVENTING EXTINCTION
This USDA Cooperative Agreement is a Paid Pilot program focusing on biodiversity targets on islands, in conjunction with US Air Force and Island Conservation Group
Islands represent the greatest concentration of both biodiversity and species extinction
Invasive species are responsible for 86% of all recorded extinctions and a leading cause of extinction on islands and biodiversity loss, globally.
Eradicating invasive mammals has been proven to be a high impact conservation action to promote thriving ecosystems.


PFT's solution offers an ideal autonomous solution to increase effectiveness
Reduce project carbon emissions by 80%
Zero risk to pilot & crew for dangerous missions
Autonomous deployment of 100 lb bait spreader payload
Costs savings of up to 20% per project and 'On Demand' availability
PARALLEL

04.18.23

Don't miss the chance...before it's too late!


LESS THAN 30 DAYS LEFT
INVEST NOW!

We're going to be announcing lots of exciting news with you soon - in the meantime - you want to make sure to secure your investments in a company with significant potential to scale, BEFORE IT'S TOO LATE.

Are you a REG CF 2022 Investor? You still have the opportunity to take advantage of the returning investor bonus. ITS BIG!

Upcoming Webinar:

Deep Dive: PFT's Key Revenue Streams

April 19th @ 1pm PT

REGISTER HERE

Join us for a webinar where we will take a deep dive into Parallel Flight's different revenue streams. We will discuss how these streams will position PFT for long term and continued growth across various industries.

04.13.23

Outshining the competition by LARGE margins

Hi PFT followers,

Yesterday, we gave you some insight into our advantages over competition.

Today, we are going to share **never before seen** comparisons. Parallel Flight aircraft range is shown in the big circles, while competitors are shown in the small.


FIREFLY COVERAGE VS. COMPETITORS - IRAQ
Competitor 25 miles
Firefly 150 miles
0
100
200 miles
Operationally relevant comparison shows coverage in miles, to scale, around Iraqi airfields, with 50lb payload.
Firefly range is 150 miles (purple). Estimated range for comparably sized/configured competitors in 25 miles (green).
PARALLEL


FIREFLY COVERAGE VS. COMPETITORS - TAIWAN
Competitor 25 Mile Coverage
Firefly 150 Mile Coverage
150
300 miles
Operationally relevant comparison shows coverage in miles, to scale, around Taiwanese airfields.
Firefly range is 150 miles (purple). Estimated range for comparably sized/configured competitors in 25 miles (green).
PARALLEL


FIREFLY COVERAGE VS. COMPETITORS – NELLIS TO CREECH
Competitor Range w 50 lbs
Firefly Range w 100 lbs
Firefly Range w 50 lbs
Creech AFB
Nellis AFB



25 mile radius
75 mile radius
150 mile radius
0 25 50 75 100 mi
75% of Firefly max range versus 100% of Competitor max range around Nellis AFB.
PFT uses only 75% of max anticipated range to provide high confidence operational projections.
PARALLEL

The above comparison maps show a range advantage (up to 5x-8x) to scale against other available platforms;, in 3 different potential coverage areas. In addition to simple refueling mechanisms compared to battery charging systems, the ability for extended range with heavy payload enables return trips for many of these critical missions ensuring minimal operation friction on the ground.

You heard it here first! Parallel Flight is closing this crowdfunding round on May 12th.

With A LOT of exciting things in our pipeline (which we will be announcing) - you want to make sure to secure your investments in a company with significant potential to scale, BEFORE IT'S TOO LATE.

Are you a REG CF 2022 Investor? You still have the opportunity to take advantage of the returning investor bonus.



ROUND CLOSING
ON MAY 12TH - SECURE YOUR INVESTMENT NOW!

Upcoming Webinar:

Deep Dive: PFT's Key Revenue Streams

April 19th @ 1pm PT

REGISTER HERE

Join us for a webinar where we will take a deep dive into Parallel Flight's different revenue streams. We will discuss how these streams will position PFT for long term and continued growth across various industries.

04.12.23

The BIG edge we have on competitors...

When it comes to competition, Parallel Flight's tech has several key advantages over other available platforms. We're going to break it down for you below.

There are currently key limitations in existing platforms that are yet to be addressed.



Electric Drones
<15-minute flight time with a heavy payload
Gas/Serial Hybrid Drones
Longer flight time but unable to carry heavy loads
Autonomous Helis
Expensive, high operating costs and downtime
Forward Flight Tech
No continuous hover capability
PARALLEL

When it comes to our Parallel Hybrid Technology vs. Competitive Approaches, the Parallel Hybrid Multirotor:

- Allows for higher mission success rates across various industrial verticals with its long duration hover ability - a major gap in competing technology and key advantage with Parallel Flight's tech
- Offers low total cost of ownership and significant operating cost reduction (~75%) vs. helicopter based solution to help improve customers bottom line
- Provides much higher up-time and asset utilization for customers with modular architecture and Zero down-time maintenance systems
- Reduces carbon footprint with high efficiency and small aircraft footprint

Key takeaway: The combination of power, lift, endurance, agility and versatility make Parallel Flight's aircraft an adaptable workhorse for operations in austere and unpredictable environments and uniquely position the company in a new category for applications across a number of verticals.

PARALLEL HYBRID TECHNOLOGY VS COMPETITIVE APPROACHES

	Parallel Hybrid Multirotors	All-Electric Multirotors	Serial Hybrid Multirotors	Helicopter Style UASs	Fixed Wing VTOLs
Max payload hover	Long	Extremely Short	Medium	Long	N/A
Total Cost of Ownership	Low	Extremely High	Low	Extremely High	High
Utilization	High	Medium	Medium	Low	High
Efficiency	High	Medium	Low	High	High
Footprint	Small	Very Large	Small	Large	Very Large

Hover is required to accomplish missions across multiple industrial verticals
Parallel hybrid technology, proprietary to PFT offers a solution with a low lifetime cost, high utilization, and high efficiency
All-electric systems have an extremely high lifetime cost due to battery replacements every 100-200 hrs.
PARALLEL

Stay tuned, we're going to be sharing some more insight on our advantages over competition very soon!

ACT NOW BEFORE TIME RUNS OUT!



LIMITED TIME
LEFT TO INVEST

Upcoming Webinar:

Deep Dive: PFT's Key Revenue Streams

April 19th @ 1pm PT

REGISTER HERE

Join us for a webinar where we will take a deep dive into Parallel Flight's different revenue streams. We will discuss how these streams will position PFT for long term and continued growth across various industries.

04.05.23

Behind the scenes from the testing pit...



Parallel Flight would not have been able to meet this key funding milestone without the support of our 6000+ investors! We are beyond grateful for the support and belief in utilizing our technology to Save Lives, Property and the Environment.

If you haven't invested (or re-invested yet), you still have time - but don't miss your chance!

Hot from the Parallel Flight testing pit!! We're excited to share this behind the scenes video from today out in the field!

Flying with 60lbs + a full tank of fuel, for a total loadout of 255 lbs. at takeoff, Firefly PS1 is going through final stages of tuning in stabilize-arcade mode. This will allow the drone to prepare for fully autonomous missions with heavy payloads. (Note that Firefly does have its training gear on in this video to protect it during tuning.)

We will be sharing more videos of our extensive flight testing soon!



04.04.23

Parallel Flight's massive potential to SCALE

Meet SUPERFLY!

You may have already caught a sneak peak of our scaled up platform, but we wanted to take this opportunity to give the PFT followers some behind the scenes info.

After a global customer approached us for their specific use case, our engineering team began initial design for a scaled up platform. While we can't share much about this use case, we can tell you that Superfly will be capable of carrying up to 500lbs for long duration missions.

Designed as an Octocopter, Superfly will be built off of the same technology stack as our flagship aircraft, Firefly. With eight Parallel Hybrid power modules, this aircraft will have the ability to increase efficiency of vertical lift operations.

Our core focus remains commercialization of Firefly, however this future 500 lb heavy lift platform will provide Parallel Flight increased opportunity to scale operations with customers, while increasing our recurring revenue through long term contracts.

We're sharing NEVER BEFORE SEEN mockups of Superfly below!



SUPERFLY: PRELIMINARY PLATFORM SPECS
- Propulsion: Hybrid-Electric
- Max Payload: 225kg
- IP66 Rated
- 31kWh (est.)
- Level 3 Autonomy (initially)
- MTOW: 445kg
- Airframe: Carbon-Aluminum





SUPERFLY
4 METERS
5 METERS

SUPERFLY: SELF CONTAINED HYBRID SYSTEM
Fewer ground crew required (no battery swapping)
5 minutes refueling time
Minimal battery waste
Renewable fuels compatibility target

Don't miss your chance to invest in Parallel Flight!

Did you invest in our 2022 Reg CF Campaign? You are eligible to take advantage of 125% Bonus Shares. Act TODAY!

04.03.23

We're sharing the real story...

Hi PFT Followers,

By now, you've read about Parallel Flight and how we are poised to take multiple industries by storm and scale our technology at a rapid pace. But, did you know that what we've developed at Parallel Flight is in fact a technology breakthrough for advanced air mobility?

The Parallel Hybrid Electric Multirotor, is the first of its kind, true parallel hybridization for multirotors. This technology is designed to provide an efficient and redundant solution for heavy payload, long duration flights, and compatibility with bio-fuels and sustainable aviation fuels (fighting climate change!)

Our technology provides a more efficient and less carbon intensive solution compared to traditional helicopters, and at the same time solves industry pain points such as flight time, payload capacity, maintenance cycles vs. helicopters, and scalability.

How does this tech work?

A key component of our technology stack is the Hybrid Power Module, a seamless integration between an internal combustion engine and an electric motor. The electric motor provides high bandwidth for maneuverability, while the gas engine gives long duration (best of both worlds!). The bandwidth of the electric motor allows us to change the RPM of the prop very quickly, enabling virtually instantaneous response times. Additionally, the module enables full redundancy - if there is a single point failure in the powertrain, the rotor can keep running, allowing you to complete missions and fly.



Parallel Flight's Hybrid Power Module - agile, redundant, and efficient



Hybrid Power Modules incorporated on all (4) arms of our flagship heavy-lift aircraft, Firefly

With LOI's valued at a potential revenue over $600 Million, we continue to see very positive response for our technology and progressive traction from senior level decision makers across mega/large cap, mid-sized businesses and governments.

Don't miss your chance to invest in Parallel Flight Technologies - Keep your eyes peeled for some exciting news soon!

03.31.23

Saving the lives of our Warfighters

One of our key missions at Parallel Flight is to **SAVE LIVES.** How are we tackling this mission? One way is the MOU we signed with the U.S. Air Force to support an emergency blood delivery by UAV pilot program.

In the event that our warfighters are injured in the battlefield, there is a need to rapidly deploy medical support, including the pre-positioning and delivery of blood and other critical supplies to wounded personnel in the field. At present, these delivery logistics are severely limited, with ~55% of delays due to failed/canceled airdrops, severe weather, hostile action, or extreme risk. This results in an 80% blood wastage rate caused by just-in-case inventory.

A UAV such as Firefly, with increased flight range, lift, agility and small footprint, would increase the success of the mission within the coveted "Golden Hour" with reduced cost and lower risk to human life. The use of a heavy-lift drone would reduce pre-positioned blood inventory by ~75%, offer a ~15-20 minute reduction in turnaround time, and provide a reduction in operating cost up to 33x.


BLOOD DELIVERY BY UAV – GOLDEN HOUR
Delivery logistics limit timely access to blood resupply for warfighters
Current deliveries via helicopters or air drops (C-17 or C-130)
~55% of delays are due to failed/cancelled air-drops, weather and hostile action/personnel & asset risk limitations, maintenance downtime
This results in an 80% blood wastage rate caused by just-in-case inventory
PFT's solution offers rapid resupply with reduced cost & risk to force
~75% reduction in pre-positioned blood inventory
Increased availability ~15-20 minutes reduction in turnaround time
~12x-33x reduction in the cost of equipment/vehicles, while allowing simultaneous missions
~10x reduction in hourly operating costs, while reducing personnel risk
PARALLEL

Strategic Value to Parallel Flight:

This use case not only allows us to deploy our 'technology for good' to save the lives of our U.S. troops, but also serves as a great strategic value for Parallel Flight. The opportunity to deploy our aircraft for this pilot program will provide multiple scalable opportunities as we continue to work on penetrating and partnering with various government agencies.

Stay tuned, we will be sharing more on this application soon!

03.27.23

A special sneak peak of mission testing with Firefly

Hi PFT Followers,

We recently shared that we were prepping for a mission demonstration at Travis Air Force Base. While we are limited in what we can share, we wanted to give avid PFT followers and the tech enthusiast a peek into a portion of Firefly PS1's testing regime.

In order to prepare for the demo, our team put the Firefly PS1 through simulated mission testing to track endurance, flight time and other flight metrics. We are happy to report that the Live Test Results for this mission came back better than anticipated!

Here are some of the mission details (that we can share), along with simulation data that we gathered.

Mission Scenario:

50 lbs of parts need to be delivered from Nellis AFB to Creech AFB. Delivery by ground vehicle cannot get the parts there fast enough due to road closures and rush hour traffic. Takeoff loadout is **50 lbs payload** for a total loadout of **245 lbs at takeoff.** Flight distance is 40.0 miles out and **round-trip flight is approximately 80 miles**. Cruise speed is approximately **60 mph** with an elevation range of **1800 to 3400 ft AMSL**. Mission is to get there and back without refueling to minimize turnaround time for the next mission at Nellis AFB.



Flight Data:

Flight Time	83 min 20 sec
Range	80 miles
Payload Delivered	50 lbs
Altitude (min/max)	1800' – 3400' (msl)
Cruise Speed	60 mph

Firefly ran its propulsion system and only burned half a tank of fuel to fly the roundtrip mission! We shared these exciting results with relevant parties in the Air Force, and excitement is building around the capability of our technology!

Check out this timelapse of our simulation testing:


Firefly PS1: Simulated Mission Timelapse - Nellis to Creech
Watch later
Share



03.23.23

A huge WIN for Fighting Climate Change and Parallel Flight

Hi PFT Family,

We recently shared that Parallel Flight was awarded an Interagency Agreement led by USDA Wildlife Services to develop a drone-based aerial rodenticide baiting platform to eradicate invasive rodents from a small island in the Pacific Ocean, while increasing safety and reduced program costs.

This is a HUGE win in the fight for climate change, and a great step forward on the commercial side for Parallel Flight. Watch this video for more details.



THIS IS IT...YOUR VERY LAST CHANCE TO SECURE BONUS PERKS IN THIS CAMPAIGN.

ONCE IT'S GONE...ITS GONE.

DON'T MISS THE CHANCE TO SECURE EXTRA SHARES IN YOUR PFT INVESTMENT.



Show More Updates

⚡ **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Parallel Flight Technologies.

$490

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$2,000

GOLD TIER

Invest $2,000+ and receive 15% Bonus Shares.

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$5,000

TITANIUM TIER

Invest $5,000 and receive 20% Bonus Shares.

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$10,000

PURE CONSCIOUSNESS TIER

Invest $10,000 and receive 25% Bonus Shares.

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PINNED BY STARTUP

Nitin Arora 38 INVESTMENTS
SE Investor • 3 months ago

You guys recently raised at $175M valuation and now the valuation is less than half of that. What happened there and how come valuation i...
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💬 1   ↑ 6   🚩

JR **Joshua Resnick** ✓
Parallel Flight Technologies • 3 months ago

At the time of our previous raise, our valuation was on the lower end of market comparables. This pre-money valuation was based...
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↑ 6   🚩

JH **Jeffrey Henderson** 3 INVESTMENTS
6 days ago

What are the chances that because you are working with the defense department, that they will want you to weaponize your drones for ...
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💬 0   ↑ 0   🚩

ML **Manuel E. Lugo Recart** 23 INVESTMENTS
13 days ago

How about doing something similar to this?
...
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FL **Frederick Lowe** 7 INVESTMENTS
SE Investor • 15 days ago

Suggest you talk with Fuel Gems. They have a fuel additive that in real life testing, has increased gas mileage in diesel cars and trucks by ...
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💬 1   ↑ 0   🚩

JR **Joshua Resnick** ✓
Parallel Flight Technologies • 15 days ago

Thanks for bringing this to our attention, Fredrick. We will look into it....
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JC **Joseph Couch** 4 INVESTMENTS
a month ago

Helo Joshua
...
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💬 0   ↑ 0   🚩

ML **MARK LIDD** 17 INVESTMENTS
2 months ago

Is your heavy lift drone cost competitive with other heavy lift drone's such as volocopter's drone? ...
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ML **MARK LIDD** 17 INVESTMENTS
2 months ago

thx Joshua. had no idea that your system could retrofit other electric designs.

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DH **Daniel Hunt**
2 months ago

Assuming you max out the current raise, how many shares will be

outstanding at that point? Alternatively, how many shares were issue...
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Richard Koch   10 INVESTMENTS
2 months ago

You mention the U.S. Department of Agriculture (USDA) and the U.S. Forest Service (USFS) recently announced a new Wildfire Crisis ...
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> **Joshua Resnick** ✔
> Parallel Flight Technologies • 2 months ago
>
> There are many capable drones competing in the fire space, but there are none like Firefly when it comes to its combination of ...
> Show more
>
> ↑ 0   🏳

W Kim Colich   87 INVESTMENTS
SE Investor • 2 months ago

Hi Joshua, I'm confused as to why your Loyalty Bonus shares are

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Joshua Resnick:

In 2017, there were a number of really bad forest fires. There was a fire close to our home in the Mountains of Santa Cruz. We were evacuating our family. Smoke is everywhere. Ashes falling. I'm packing up my children to leave. After that fire, I reached out to experts in the field and I learned the future of firefighting is unmanned systems.

Joshua Resnick:

Parallel Flight Technologies is a company built with the mission to use unmanned systems to save lives, property, and the environment. The technology that we've developed enables unmanned systems to fly longer and carry more payload than any other technology currently available. Our system combines the responsiveness of the electric motors of a drone with the power and duration of a combustion engine. And the result is a drone that can fly almost 10 times longer than an electric drone. So it's really totally new for the industry, heavy pay load and long duration combined into a single system. What we've come up with is really a general solution that can be used for a lot of different industries. We're starting with fire because it's a very, very critical need.

Sevan Gerard:

Aerial firefighting has been shown to be a very effective way of making forward progress. However, air operations are difficult to conduct, dangerous to conduct.

Joshua Resnick:

Manned systems can only fly during daylight hours in clear conditions. They can't fly at night. They can't fly when there's smoking conversions. So we'll be able to fill in those gaps.

Sevan Gerard:

A lot of these fires take place in remote areas. We use gel to protect structures. There's only so much of it that we can carry with us. That would be a perfect example of how this unmanned aerial system would be able to bring large amounts of additional gel, maintain the supply of equipment, bring water to the fire, increase safety for the personnel. It changes our ability to fight the fire 24 hours a day.

Joshua Resnick:

My background is in powertrain systems. I developed the electrical architecture for the Tesla Semi truck.

Kasey Krape:

Joshua and I worked together at Tesla and I saw him do a lot of things at Tesla that were impossible and he made them possible. So I thought if there's anyone who can really introduce

something new to the industry, it's definitely him.

Joshua Resnick:

My other co-founders bring robotics experience, machine vision, and control systems to the table. The value proposition for Parallel Flight is beyond just the fire application. There's agricultural applications, ship to shore, remote logistics, bringing things to remote villages up in Alaska or other places like that. It opens up a whole new world of possibilities for unmanned systems.

Sevan Gerard:

I immediately realized that this was a game changer. The response from my field is incredibly positive. It's really an imperative that we find new solutions. And I really strongly believe that this drone is one of those solutions.

Joshua Resnick:

The mission is exciting. The technology is also exciting. At the end of the day, it's not just about making some cool technology. We know that it's going to have a big impact in people's lives.

MEET FIREFLY

massive payload

extensive flight duration is now possible

meet firefly

 the radical new unmanned aerial system from parallel flight technologies

firefly can carry 100 pounds of payload for over two hours, 10 times longer than any existing solution

firefly is the solution for industrial unmanned systems applications

transport vital equipment to firefighters in the field

deliver critical medical supplies to remote locations and transform industrial logistics by making operations safer And more efficient

firefly's new Patent-pending technology Combines electric motors and internal combustion engines

working together in hybrid harmony

 it's fully redundant with a fail-safe system developed in partnership with nasa

substantially increasing operational safety and reliability

the hybrid power module design enables zero operational downtime and the advanced ground control system provides seamless operation beyond the line of sight

parallel flight's team of engineers is relentlessly innovating firefly from

platform to operating profiles pushing the

boundaries of parallel hybrid technology

fly longer lift heavier

go further firefly

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 07/24/2020
FILED 04:50 PM 07/24/2020
SR 20206406102 - File Number 7050611

PARALLEL FLIGHT TECHNOLOGIES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Parallel Flight Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is Parallel Flight Technologies, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 10, 2018.

B. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Second Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Parallel Flight Technologies, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by Joshua Resnick, duly authorized officer of the Corporation, on July 24, 2020.

Joshua Resnick

Joshua Resnick, CEO

EXHIBIT A

PARALLEL FLIGHT TECHNOLOGIES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Parallel Flight Technologies, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 16192 Coastal Hwy. Lewes, DE 19958, County of Sussex. The name of the registered agent of the corporation at that address is Harvard Business Services, Inc.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("General Corporation Law").

ARTICLE IV: SOLE INCORPORATOR

The name and mailing address of the sole incorporator is:

Joshua Resnick
1120 Sylvia Way
Ben Lomond, CA 95005

ARTICLE V: AUTHORIZED STOCK

The total number of shares of stock which the corporation shall have authority to issue is Eleven Million (11,000,000) shares of common stock, consisting of: (i) Eight Million (8,000,000) shares of voting common stock, par value $0.00001 per share, designated as "Class A Common Stock", and (ii) Three Million (3,000,000) shares of non-voting common stock, par value $0.00001 per share, designated as "Class B Common Stock". Except as may be provided in this Restated Certificate of Incorporation or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock, or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Common Stock shall have no voting rights. The Class B Common Stock shall be automatically converted into Class A Common Stock, on a one-for-one basis, upon the approval of the Board of Directors.

1. Total Authorized.

The total number of shares of all classes of capital stock that the corporation has authority to issue is Eleven Million (11,000,000) shares, consisting of: Eight Million (8,000,000) shares of Class A Common Stock, $0.00001 par value per share ("Class A Common Stock") and Three Million (3,000,000) shares of Class B Common Stock, $0.00001 par value per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Rights of Class A Common Stock and Class B Common Stock.

2.1 Equal Status. Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

2.2 Voting Rights. Except as otherwise expressly provided by this Restated Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Restated Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to no votes per share of Class B Common Stock.

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.4 Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders.

2.6 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class.

2.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Class B Common Stock may not be converted at the option of the holder.

(b) Automatic Conversion. All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors (a "Conversion Event"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation), the stock ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

2.9 Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE VI: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VII: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. Director Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

2. Board Vacancies. Any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall (unless (a) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (b) otherwise required by applicable law) be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires or until such director's successor shall have been duly elected and qualified.

3. Vote by Ballot. Election of directors need not be by written ballot.

ARTICLE VIII: DIRECTOR LIABILITY; INDEMNIFICATION

1. Limitation of Liability. To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. Indemnification. The corporation shall indemnify to the fullest extent permitted by law

any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

3. Change in Rights. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX: CHOICE OF FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, and except for claims arising under federal securities laws, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Restated Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Restated Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Dear Investor,

I want to start by wishing you a Happy New Year and sincerely thanking you for being on this journey with us to pioneer autonomous heavy-lift drone technology to save lives, property and the environment. Whether you've been here since the beginning or are a new supporter, as of our last Reg CF offering, the success we've been able to accomplish to date would not be possible without you!

Our engineering team has been working diligently to fine tune our Firefly product and have iterated on our core technology to further improve our Hybrid Propulsion module. Our business development team has been focused on key commercial partnerships and laying critical groundwork for the expansion of our operations, globally. All to say, it's been all hands on deck and extremely busy at our headquarters. Overall, we've made substantial advances in our aircraft electronics, software, propulsion technology and have made significant IP advances, including an issued patent. We're logging dozens of flight hours developing our flight capabilities with long distance and fully autonomous mission demonstrations. All of these milestones make our team very excited about the progress made thus far and we are truly even more thrilled about the future progress to come.

With good news comes a new opportunity, and I am proud to announce that we will be launching a new RegCF offering this week.

You'll notice that our last raise was valued at ~$175M, which at the time of the previous raise was on the lower end of market comparables. Since that time, it is no secret that the overall macroeconomic environment in public markets has drastically shifted and early-stage companies are taking a roughly 50% cut in valuation. In order to align with these pressures and reremain attractive to institutional investors, we have adjusted our valuation to ~$82M for this round.

We realize that this may be concerning to some of those investors who recently invested at the higher valuation, but I want to assure you that we continue to have a positive outlook on the future success of our company. This adjustment in no way negates our achievements, vision for success and our enthusiasm for what is to come for Parallel Flight.

As I've said before, our investor family is extremely special to us, so we want to do right by the investors who continue to support and believe in our mission. In order to eliminate the impact of the valuation drop, which happened right as we closed the previous round we will be offering a 125% Loyalty Bonus, <u>exclusively</u> to our 2022 RegCF investors. This mechanism allows our investors to dollar cost average to the current valuation.

This effectively means that if you choose to reinvest in our 2023 round, you will receive 125% bonus shares. By taking advantage of this bonus, investors have an opportunity to recalibrate to PFTs current valuation. Here is an example:

Dollar Cost Averaging Example for illustration purposes only; actuals may vary

Round 1
Share Price: ~$22.5

Investment - $2250
Shares - 100

Round 2
Share Price: ~$10

Investment - $1000
100 + 125 Bonus Shares = 225 Shares

Total Investment - 3250
Total shares – 325
Average Share Price - $10

We know that public market trends are down from pandemic highs and many are facing inflationary pressures. This is our way of providing an opportunity to negate the impact that our investors may feel in this scenario. **We want to do our part, the best we can, to let each of our investors know how special you are, and thank you for supporting our journey.**

Should you choose to reinvest, we've taken care of all the work and there is no additional action on your part, your 125% bonus shares will be automatically granted at the end of the round. This bonus program is live for the entirety of the round, and it does stack with any time-based, amount-based, and Start Engine Owner's perks.

If you have specific questions regarding this round or simply want to connect, we will be hosting a webinar, exclusive to our previous RegCF investors, on Friday, January 3rd @ 11:00am PT. You can register here.

On behalf of the entire team at Parallel Flight, we hope you'll continue to support us in bringing to market autonomous heavy-lift drone systems to save lives, property and the environment.

As always, if you have any questions for myself or my team, please don't hesitate to reach out.

Sincerely,

Joshua Resnick

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.